Exhibit (d)(6)

New York Life Insurance and Annuity Corporation

1[51 Madison Avenue, New York, New York 10010]

(A Stock Company Incorporated in Delaware)

2[800-598-2019] 3[www.newyorklife.com]

Return of Premium (ROP) Rider

This rider is made part of the policy to which it is attached and becomes part of the Entire Contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy to which this rider is attached.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

[4]		[4]

	[4][President]		[4][Secretary]

Glossary of Terms

Base Policy The policy to which this rider is attached.

ROP Benefit Increase Cessation Date The date on which no further increases to the ROP Benefit will be made. This date is shown on the Rider Specifications Page.

Return of Premium (ROP) Benefit

The ROP Benefit is determined as follows:

a)	At issue, the ROP Benefit is equal to zero;

b)	Generally, any Planned or Unplanned Premium payment made under the Base Policy will increase this rider’s ROP Benefit by the amount of premiums paid effective as of the date that we receive the payment at our Service Office. However, increases in the ROP Benefit are subject to the Maximum ROP Benefit shown on the Rider Specifications Page and the terms outlined in the Cessation of Increases to the ROP Benefit Section below;

c)	Each partial surrender of Cash Surrender Value will reduce the ROP Benefit by the amount of the partial surrender including any associated Surrender Charges and processing fees. These reductions are effective on the date of the partial surrender as specified in the Base Policy. However, at no time will the ROP Benefit be less than zero.

The Life Insurance Benefit payable under the Base Policy upon the death of the Insured will be determined in accordance with the terms of the Base Policy and this rider provided that the Base Policy and this rider are in force on the date of the Insured’s death. This rider is effective as of the Effective Date of the Base Policy with Life Insurance Benefit Option 1. Life Insurance Benefit Option 2 is not permitted with this rider.

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The Life Insurance Benefit payable will equal the greater of:

a)	the sum of the Base Policy Face Amount plus the ROP Benefit, or

b)	a percentage of the Cash Value, equal to the minimum necessary for your Policy to qualify as life insurance under Section 7702 of the IRC, as shown on the Table of Percentages for Life Insurance benefit for compliance with Internal Revenue Code Section 7702 in your Base Policy Specifications Pages.

Cessation of Increases to the ROP Benefit

Increases in the ROP Benefit will cease on the earliest of the following dates:

a)	on the date that the ROP Benefit equals the Maximum ROP Benefit;

b)	on the next Monthly Deduction Day that is on or follows the date we receive your written request in Good Order to stop any further increases;

c)	on the ROP Benefit Increase Cessation Date;

d)	on the effective date of any requested increase in the Base Policy Face Amount. An increase in the Base Policy Face Amount will cease any increases to the ROP Benefit.

After increases cease, we will not take into account any more premiums paid when determining the ROP Benefit amount. Once increases in this rider’s ROP Benefit cease, they cannot be started again.

Changes to the ROP Rider

You may ask for a change in this rider, either to cease increases in the ROP Benefit or to terminate the rider altogether, by sending a signed request to us at our Service Office for variable products or any other location that we indicate to you in writing. Any requested change in this rider is subject to our approval. The approved change will be reflected in the Rider Specifications Page.

Effect of a Life Insurance Benefit Option Change

If you request a change to your Life Insurance Benefit Option under the Base Policy, the rider will terminate and all increases to the ROP Benefit will cease. The Face Amount of your Base Policy will be increased by the amount of the ROP Benefit and decreased by the Base Policy’s Cash Value. Any applicable Surrender Charges will be assessed. Once terminated, the ROP Rider cannot be added back to the Base Policy.

Effect of Partial Surrenders on the Base Policy’s Cash Value and Face Amount

If you request a partial surrender under the Base Policy, the Base Policy’s Cash Value will be reduced by the full amount of the partial surrender. If the amount of the requested partial surrender exceeds the amount of the ROP Benefit, the Base Policy Face Amount may be reduced. If so, the reduction in Face Amount will equal the difference between:

a)	the amount of the partial surrender including any associated Surrender Charges and processing fees minus the amount of the ROP Benefit immediately prior to the partial surrender; and

b)	the greater of:

i.	the Cash Value of the Base Policy immediately prior to the partial surrender, minus the amount of the ROP Benefit immediately prior to the partial surrender, minus the Face Amount of the Base Policy divided by the applicable percentage for the life insurance qualification test you chose (as shown on the Table of Percentages for Life Insurance benefit for compliance with Internal Revenue Code Section 7702 in your Base Policy Specifications Pages for the Insured’s Attained Age at the time of the partial surrender), or

ii.	zero.

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The Face Amount decrease will first be applied to reduce the most recent Face Amount increase. It will then be applied to reduce the other Face Amount increases in the reverse order in which they took place, and then to decrease the initial Face Amount at issue.

Rider Charge

The cost of this rider is considered part of the Cost of Insurance for the Base Policy. While this rider is in effect, the Monthly Cost of Insurance charge for the Base Policy will generally be higher than if the ROP Rider was not included. The Monthly Cost of Insurance charge is included in the Monthly Deduction Charges which will be deducted from your Cash Surrender Value on each Monthly Deduction Day. The Table of Guaranteed Maximum Monthly Cost of Insurance Rates for the Base Policy is shown in your Base Policy Specifications Pages.

General Provisions

Requested Decrease in Base Policy Face Amount Any requested decrease in the Base Policy’s Face Amount will have no impact on the ROP Benefit or the Maximum ROP Benefit.

No Lapse Guarantee If there is a No Lapse Guarantee in effect, it also applies to this rider.

Reinstatement If this rider was in force when the Base Policy ended without value at the end of a Grace Period, it may be reinstated along with the Base Policy, subject to the conditions of the “Reinstatement” provision of the Base Policy. Following Reinstatement, the ROP Benefit is subject to any earlier cessation of increases as detailed in the “Cessation of Increases to the ROP Benefit” provision of this rider.

Incontestability and Suicide Exclusions The Incontestability and Suicide Exclusion provisions of the Base Policy also apply to this rider.

Conformity With Law This rider is subject to all laws that apply. We reserve the right to correct: (a) any errors in this rider and (b) any misstatements of rider values that we may send you while this rider is in effect. We also reserve the right to adjust rider values and to make changes to this rider to ensure that, at all times, the rider, together with the Base Policy, qualifies as life insurance for federal income tax purposes.

This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission Standards. Any provision of this rider that on the provision’s effective date is in conflict with Interstate Insurance Product Regulation Commission Standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission Standards for this product type as of the provision’s effective date.

When This Rider Will End This rider will end on the earliest of the following dates:

a)	the date the Base Policy ends due to termination of the Base Policy or death of the Insured;

b)	the date we receive your request to fully surrender the Base Policy;

c)	the date we process your request to change the Life Insurance Benefit Option under the Base Policy to Life Insurance Benefit Option 2;

d)	the date we receive your written request to terminate this rider. The effective date of termination will be the next Monthly Deduction Day following the date we receive your request in Good Order at our Service Office for variable products or at any other location that we indicate to you in writing. If you request termination of this rider, it may not be added again at a later date.

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New York Life Insurance and Annuity Corporation

RETURN OF PREMIUM (ROP) RIDER SPECIFICATIONS

Owner: 1[Owner]                                                                                                                                        Policy Number: 3[00 000 000]

Insured: 2[Insured]

Additional Rider Information

Maximum ROP Benefit Amount: 4[$0,000]

ROP Benefit Increase Cessation Date: 5[00/00/00]

Has Cessation of Increases to the ROP Benefit been activated?

6[Yes, due to a Face Amount Increase.

Yes, per the client’s request.

Yes, due to reaching the maximum ROP Benefit Amount.

Yes, the ROP Benefit Increase Cessation Date has been reached.

No.]

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